EXHIBIT 3.3

Amendment No. 1

Articles of Incorporation

Mint Capital, Inc.

We hereby amend Article IV of our Articles of Incorporation to be as follows:

Article IV - Shares

The aggregate number of shares that the Corporation shall have authority to issue is 260,000,000 shares, consisting of  250,000,000 shares of the par value of $0.001 per share, which shall be designated "Common Stock”, and  10,000,000 shares, par value $0.001 “Preferred Stock.”

4.1 Common Stock: The maximum number of common shares that the Corporation is authorized to have outstanding at any time is TWO HUNDRED FIFTY MILLION (250,000,000) shares of Common Stock, each share having the par value of One One-Thousandth of a Dollar ($0.001).

      4.1(a)   Subject to the provisions of the By-laws, as from time to time amended, with respect to the closing of the          transfer books and the fixing of a record date, all holders of shares of Common Stock shall be identical with each other in every respect and the holders of common shares shall be entitled to have unlimited voting rights on all shares and be entitled to one vote for each share of common on all matters on which Shareholders have the right to vote.

      4.1(b)  All holders of shares of Common Stock, upon the dissolution of the Corporation, shall be entitled to receive  the net assets of the Corporation after payment shall have been made to the holders of Preferred Stock of the full amount to which they shall be entitled under this Article Four. The holders of Common Stock shall be entitled, to the exclusion of the holders of the Preferred Stock of any series, to share ratably, according to the number of shares held by them, in all remaining assets of the Corporation available for distribution.

4.2 Preferred Stock: The maximum number of preferred shares that this Corporation is authorized to have outstanding at any time is TEN MILLION (10,000,000) shares of Preferred Stock, each share having the par value of One One-Thousandth of a Dollar ($0.001).

       4.2(a)   Subject to the provisions of the By-laws, as from time to time amended, with respect to the closing of the transfer books and the fixing of a record date, all holders of shares of Preferred Stock shall be identical with each other in every respect and the holders of preferred shares shall be entitled to have unlimited voting rights on all shares and be entitled to one vote for each share of Preferred Stock on all matters on which Shareholders have the right to vote.

       4.2(b)  All holders of shares of preferred stock shall have preference:

       4.2(b)(1) On dividends, to the extent that if the Corporation distributes dividends to shareholders the preferred  shareholders shall be first to receive such disbursements at a minimum and maximum annual rate established from time to time by the Board of Director(s).

       4.2(b)(2) In the event of dissolution, and upon the dissolution of the Corporation shall be entitled to receive the net assets of the Corporation.

4.3 No holder of shares of stock of any class shall have any preemptive right to subscribe to or purchase any additional shares of any class, or any bonds or convertible securities of any nature; provided, however, that the Board of Director(s) may, in authorizing the issuance of shares of stock of any class, confer any preemptive right that the Board of Director(s) may deem advisable, subject to such restrictions or limitations, if any, as may be set forth in the bylaws of the Corporation.

4.4 The Board of Director(s) of the Corporation may authorize the issuance from time to time of shares of its stock of any class, whether now or hereafter authorized, or securities convertible into shares of its stock of any class, whether now or hereafter authorized, for such consideration as the Board of Director(s) may deem advisable, subject to such restrictions or limitations, if any, as may be set forth in the bylaws of the Corporation.

4.5 The Board of Director(s) of the Corporation may, by Amend the  Articles of Incorporation, classify or reclassify any unissued stock from time to time by setting or changing the preferences, conversions or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or term or condition of the stock.

4.6 At a meeting of stockholders, following all requisite approvals under the Law of the State of Florida, the affirmative vote of a majority of the votes of all outstanding shares entitled to vote thereon shall be required to take any of the following actions: (a) to adopt a plan of merger of the Corporation, or (b) to approve the sale, lease, exchange or other disposition of all or substantially all of the assets of the Corporation, or (c) to adopt a plan for the exchange of shares of the Corporation, and (d) to authorize the dissolution of the Corporation in accordance with Law of the State of Florida.

IN WITNESS WHEREOF, I have signed and filed the foregoing Amendment to our Articles of Incorporation under the laws of the State of Florida, this 27th Day of January, 2010.

By: /s/Barry Hollander
Mint Capital, Inc.
President